UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC. 20549

                           FORM 11-K


      [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year end December 31, 1997

                              or

 [  ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from_________to_________

                Commission file number 0-11129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                PIKEVILLE NATIONAL CORPORATION
           SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 COMMUNITY TRUST BANCORP, INC.
    (Exact name of registrant as specified in its charter)

            Kentucky                        61-0979818
(State or other jurisdiction of          (I.R.S. Employer
 incorporation or organization)        Identification No.)

        208 North Mayo Trail
        Pikeville, Kentucky                   41501
(address of principal executive offices)    (Zip Code)

 Registrant's telephone number            (606) 432-1414

            Pikeville National Corporation Savings
               and Employee Stock Ownership Plan

                 Audited Financial Statements

        For the years ended December 31, 1997 and 1996


                           Contents


Report of Independent Auditors                              1

Audited Financial Statements

Statement of Net Assets Available for Benefits with Fund
Information                                                 2
Statement of Changes in Net Assets Available for Benefits with
Fund Information                                            4
Notes to Financial Statements                               6

Supplemental Schedules

Item 27a Schedule of Assets Held for Investment Purposes   13
Item 27d Schedule of Reportable Transactions               17

Consent of Independent Auditors                            18

                  Report of Independent Auditors


Community Trust Bancorp, Inc.
     Retirement and Employee Benefits Committee

We have audited the accompanying statement of net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as of December 31, 1997 and 1996 and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Columbus, Ohio
June 22, 1998

  Pikeville National Corporation Savings and Employee Stock Ownership Plan

  Statement of Net Assets Available for Benefits with Fund Information

                      December 31, 1997


                                           Participant Directed
                                      Federated                  Money
                         Stock Fund   ARM Fund   Equity Fund  Market Fund  Trust Fund  Plan Totals
Assets
Investments at fair value:
Community Trust Bancorp, Inc.
 common  stock          $11,685,259  $        -  $        -   $         -  $6,344,987  $18,030,246
U.S. government obligations and
 mortgage backed securities       -   1,243,597           -             -           -    1,243,597
Mutual  funds                     -           -   1,443,141             -           -    1,443,141
Common  stock                     -           -   2,588,179             -           -    2,588,179
Cash equivalents             42,146      28,199      56,015     2,646,456      40,838    2,813,654
                         11,727,405   1,271,796   4,087,335     2,646,456   6,385,825   26,118,817

Accrued interest and
 dividends receivable        75,155      10,105       8,661        12,487      40,805      147,213
Participant withholding and
 employer contributions
 receivable                       -           -           -             -           -            -

Net assets available
  for benefits          $11,802,560  $1,281,901   $4,095,996   $2,658,943  $6,426,630  $26,266,030


The accompanying notes are an integral part of the financial statements.

  Pikeville National Corporation Savings and Employee Stock Ownership Plan

  Statement of Net Assets Available for Benefits with Fund Information

                           December 31, 1996



                                        Participant Directed
                                    Federated                 Money
                        Stock Fund  ARM Fund   Equity Fund  Market Fund  Trust Fund  Plan Totals
Assets
Investments at fair value:
Community Trust Bancorp, Inc.
 common stock           $6,344,716  $        - $         -  $         -  $4,371,829  $10,716,545
U.S. government obligations and
 mortgage backed securities      -   1,560,546           -            -           -    1,560,546
Mutual funds                     -           -     887,676            -           -      887,676
Common  stock                    -           -   2,245,417            -           -    2,245,417
Cash equivalents           163,430      75,587      31,517    3,373,798     129,989    3,774,321
                         6,508,146   1,636,133   3,164,610    3,373,798   4,501,818   19,184,505

Accrued interest and
 dividends receivable       51,802      16,641      18,142            -      35,702      122,287
Participant withholding and
 employer contributions
 receivable                     35          76          97            -          (4)         204

Net assets available
  for benefits          $6,559,983  $1,652,850  $3,182,849   $3,373,798  $4,537,516  $19,306,996



The accompanying notes are an integral part of the financial statements.

  Pikeville National Corporation Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information

                              December 31, 1997



                                              Participant Directed
                                        Federated                   Money
                          Stock Fund    ARM Fund   Equity Fund   Market Fund  Trust Fund  Plan Totals

Additions to net assets attributed
 Investment income:
   Net appreciation (depreciation)
    in fair value of investments
    (Notes 2 and 3)       $ 3,305,025  $   20,879  $  819,786   $          -  $1,769,090  $ 5,914,780
   Interest and dividends     288,799      88,599     114,985        170,189     155,563      818,135
                            3,593,824     109,478     934,771        170,189   1,924,653    6,732,915

 Contributions -
    participants            2,616,184     126,530     346,769        229,453           -    3,318,936
 Contributions -
    employer                  224,541      57,417     150,597        104,459     740,553    1,277,567
 Other                            240         145          62              -         240          687

Total additions, net        6,434,789     293,570   1,432,199        504,101   2,665,446   11,330,105

Interfund transfers, net        4,289     (96,736)    (33,851)       133,992      (7,694)           -

Deductions from net assets attributed to:
 Distributions paid to participants
   and beneficiaries
   (Note 2)                (1,196,501)   (567,783)   (485,201)    (1,352,948)   (768,638)  (4,371,071)


Net increases (decreases)   5,242,577    (370,949)    913,147       (714,855)  1,889,114    6,959,034

Net assets available for benefits
 at beginning of year       6,559,983   1,652,850   3,182,849      3,373,798   4,537,516   19,306,996

Net assets available for benefits
 at end of year           $11,802,560  $1,281,901  $4,095,996     $2,658,943  $6,426,630  $26,266,030



The  accompanying notes are an integral part of  the  financial statements.

  Pikeville National Corporation Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information

                            December 31, 1996



                                              Participant Directed
                                          Federated                    Money
                             Stock Fund    ARM Fund   Equity Fund  Market Fund  Trust Fund  Plan Totals
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments
   (Notes 2 and 3)           $1,216,109  $  (42,536)  $  476,456   $        -   $  808,943  $  2,458,972
  Interest and dividends        192,928      99,952       96,550      173,945      131,227       694,602
                              1,409,037      57,416      573,006      173,945      940,170     3,153,574

 Contributions -
    participants                438,223     158,888      342,281      278,932            -     1,218,324
 Contributions -
    employer                    189,718      67,599      145,542      122,296      718,294     1,243,449
 Other                                -        (824)           -            -        1,687           863

Total additions, net          2,036,978     283,079    1,060,829      575,173    1,660,151     5,616,210

Interfund transfers, net         95,759      (6,851)     104,013     (192,921)           -             -

Deductions from net assets attributed to:
 Distributions paid to participants
  and beneficiaries
  (Note 2)                     (226,270)   (188,471)    (386,664)    (386,134)    (219,235)   (1,406,774)

 Other                           22,397      (5,134)      15,331      (11,997)     (18,731)        1,866

Net increases (decreases)     1,928,864      82,623      793,509      (15,879)   1,422,185     4,211,302

Net assets available for benefits
 at beginning of year         4,631,119   1,570,227    2,389,340    3,389,677    3,115,331    15,095,694

Net assets available for benefits
 at end of year              $6,559,983  $1,652,850   $3,182,849   $3,373,798   $4,537,516   $19,306,996



The  accompanying notes are an integral part of  the  financial statements.

           Pikeville National Corporation Savings
              and Employee Stock Ownership Plan

                Notes to Financial Statements

                      December 31, 1997


1. Description of Plan

The following brief description of the Pikeville National Corporation Savings and Employee Stock Ownership Plan (the
Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (the Company), formerly known as Pikeville National Corporation, and all participating subsidiaries, which include Community Trust Bank, NA, Community Trust Bank, FSB, and Trust Company of Kentucky, NA. The Plan was established, effective January 1, 1995, by the merger of the Pikeville National Corporation Restated Savings and Retirement Plan and the Pikeville National Corporation Employee Stock Ownership Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve months of employment (of at least
1,000 hours service).

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. The maximum amount of voluntary contributions shall be the lesser of $9,500 (as adjusted for inflation) for 1997 or 12% of the participant's compensation for the plan year. The Company makes matching contributions equal to 50% of the first 8% of each participant's deferred compensation contributions for the plan year, up to a total of 4% of such participant's compensation. Each participating company may, at the discretion of each Board of Directors, contribute an additional percentage of covered employees' gross wages.

            Pikeville National Corporation Savings
               and Employee Stock Ownership Plan

           Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

In addition, each year the Company will contribute to the Plan an amount no less than 3% of the compensation of each participant. These contributions are non-participant directed and are made directly to the Trust Fund (see Note 3). During 1997 and 1996, the contribution percentage was 4%.

With the permission of the Retirement Committee of the Plan, a participant may contribute rollover contributions received by such participant or to which a participant is entitled from another trust qualified under Section 401(a) and 501(a) of the Internal Revenue Code of 1986. Such rollover contributions are deposited in the participant's rollover account.

Participants' Accounts

Each participant's account is credited with employer discretionary contributions, employee deferred compensation contributions and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant's interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of Community Trust Bancorp, Inc. common stock allocated to his or her account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which no instructions have been given by a participant.

            Pikeville National Corporation Savings
               and Employee Stock Ownership Plan

           Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Vesting of an employee's interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant's employment ceases for any other reason, the full value of his account is payable to him if he has completed five or more years of service. A participant who has completed less than five years of service is entitled to the full value of his account less the value of the employer contributions.

Payment of Benefits

Generally, participants' account balances will be distributed to the participant or his beneficiary in a single lump-sum.

Concentration of Credit Risk

Plan assets are invested in various financial instruments that
contain  some  degree  of  credit risk.   The  Plan  does  not
maintain  collateral  or  other  security  to  support   these
investments.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds and common trust funds are valued at the most recent selling price which is based on the current market value of the securities in the fund.

            Pikeville National Corporation Savings
               and Employee Stock Ownership Plan

           Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassification

Certain prior period amounts have been reclassified to conform with current period presentation.

Other

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

3. Investments

All amounts contributed to the Plan at December 31, 1997 are held by the trustee, Trust Company of Kentucky, and are invested in five separate investment funds as described below.

Participant Directed Funds

Stock  Fund:   The Fund consists primarily of Community  Trust
Bancorp, Inc. common stock.

Federated  ARM  Fund:   The  Fund  is  primarily  invested  in
government securities and fixed income investments.

            Pikeville National Corporation Savings
               and Employee Stock Ownership Plan

           Notes to Financial Statements (continued)

3. Investments (continued)

Equity  Fund:  The Fund is primarily invested in equity mutual
funds   whose  primary  investment  objective  is  to  achieve
increasing income and long-term appreciation of capital through the purchases of common stock and other equity investments.

Money  Market Fund:  The Fund is primarily invested in  short-
term  interest  bearing  money market accounts.   The  average
maturity of the portfolio will usually be less than one year.

Each participant must allocate the contributions made on their behalf and the balances in their account among the foregoing funds in increments of 10%. In the absence of an allocation, all of a participant's contributions will be invested in the Money Market Fund.

Non-Participant Directed Fund

Trust  Fund:   The Fund consists primarily of Community  Trust
Bancorp, Inc. common stock.


The  fair  value  of individual investments that  represent  5 percent or more of the Plan's net assets are as follows as of December 31, 1997 and 1996:

                                      1997         1996

Community Trust Bancorp, Inc.
 Common Stock, 579,285, and
 437,410 shares, respectively    $18,030,246  $10,716,545

Financial Square Governmental
 Fund                            $ 2,813,655  $ 3,774,321

            Pikeville National Corporation Savings
               and Employee Stock Ownership Plan

           Notes to Financial Statements (continued)

4. Income Tax Status

The Internal Revenue Service ruled on April 4, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan, investment of assets and trustee services are paid by the Company.

The Plan held the following party-in-interest investments (at fair value) at December 31:

                                    1997         1996
 Community   Trust   Bancorp, Inc.
  Common Stock                 $18,030,246  $10,716,545

            Pikeville National Corporation Savings
               and Employee Stock Ownership Plan

           Notes to Financial Statements (continued)

7. Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $254,702 and $1,811,557 at December 31, 1997 and 1996, respectively. These amounts are reflected as liabilities in the balance sheet of the Plan's Form 5500. This differs from the financial statements presented herein, which are presented in accordance with generally accepted accounting principles.

8. Year 2000 Issue (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by mid-1999, and does not expect this project to have a significant effect on Plan operations.

   Pikeville National Corporation Savings and Employee Stock Ownership Plan

        Item 27a - Schedule of Assets Held for Investment Purposes

                     Year ended December 31, 1997


Identity of Issuer,          Description of Investment,
Borrower, Lessor or      Including Maturity Date, Rate of              Current
   Similar Party          Interest, Par or Maturity Value    Cost       Value


United States Government
   Obligations and Mortgage
   Backed Securities
GNMA Pool #393835        $187,612 principal amount 6.5%
                         due February 15, 2011            $  189,752 $  188,570

GNMA Pool #372327        $85,386 principal amount, 6.5%       85,626     85,822
                         due March 15, 2011

GNMA Pool #399856        $165,901 principal amount, 6.5%     165,072    164,265
                         due January 15, 2026

US Treasury Notes        $200,000 principal amount, 6% due   200,875    201,126
                         October 15, 1999

US Treasury Notes        $200,000 principal amount, 5.625%   202,250    199,626
                         due November 30, 2000

US Treasury Notes        $100,000 principal amount, 6.625%    99,847    103,250
                         due March 31, 2002

US Treasury Notes        $200,000 principal amount, 5,875%   203,751    201,063
                         due November 15, 2005

US Treasury Bonds        $100,000 principal amount, 6% due    90,141     99,875
                         February 15, 2026
                                                           1,237,314  1,243,597

Mutual Funds
Coventry Group Inc.      Equity Mutual Fund 24,021 units     281,223    291,134
Shelby FD

T. Rowe Price Midcap     Equity Mutual Fund 2,662 units       68,650     76,147
Growth Fund

T. Rowe Price            Equity Mutual Fund 32,543 units     420,490    436,722
International Stock Fund

Vanguard Index 500       Equity Mutual Fund 7,096 units      550,122    639,138
Portfolio
                                                           1,320,485  1,443,141

Cash Equivalents
Financial Square         Money Market Fund                 2,813,654  2,813,654
Government Fund
                                                           2,813,654  2,813,654

   Pikeville National Corporation Savings and Employee Stock Ownership Plan

Identity of Issuer,      Description of Investment
Borrower, Lessor or    Including Maturity Date, Rate of              Current
Similar Party           Interest, Par or Maturity Value     Cost      Value

Common Stocks
AT&T Corporation       Common Stock, 925 shares            32,795      56,714

Abbott Labs            Common Stock, 400 shares            15,640      26,200

Allstate Corporation   Common Stock, 1,050 shares          48,384      95,025

American Home Products Common Stock, 1,550                103,708     118,575
 Corporation            shares

American International Common Stock, 625                   40,979      67,969
 Group Inc.             shares

Ameritech Corporation  Common Stock, 1,200 shares          70,445      96,600

AMP Inc.               Common Stock, 1,700 shares          71,867      71,400

Banc One Corporation   Common Stock, 1,500 shares          54,495      81,468

Boeing Corporation     Common Stock, 2,100 shares         103,254     102,768

CPC Intl, Inc.         Common Stock, 275 shares            21,574      29,700

Coca Cola Corporation  Common Stock, 1,000 shares          49,080      66,687

Community Trust        Common Stock,                   10,531,024  18,030,246
 Bancorp, Inc. *        579,285 shares

Compaq Computer        Common Stock, 1,150                 26,142      64,975
 Corporation            shares

Dayton Hudson          Common Stock, 1,850                 68,661     124,875
 Corporation            shares

Disney Walt            Common Stock, 450                   26,370      44,550
 Corporation            shares

Dow Chemical           Common Stock, 450                   35,256      45,675
 Corporation            shares

Entergy Corporation    Common Stock, 600 shares            16,519      17,962

Exxon Corporation      Common Stock, 1,250 shares          50,269      76,484

FPL Group Inc.         Common Stock, 500 shares            22,675      29,594

Federal National MTG.  Common Stock, 950                   32,020      54,209
 Association            shares

First Chicage NBD      Common Stock, 500                   21,278      41,750
 Corporation            shares
                                                        11,442,435 19,343,426

   Pikeville National Corporation Savings and Employee Stock Ownership Plan

Identity of Issuer,      Description of Investment,
Borrower, Lessor or   Including Maturity Date, Rate of                Current
Similar Party          Interest, Par or Maturity Value      Cost       Value

Common Stocks (continued)
Ford Motor Corporation   Common Stock, 2,825 shares        111,651     137,188

General Electric         Common Stock, 1,175                42,884      86,216
 Corporation              shares

Gillette Corporation     Common Stock, 200 shares           12,620      20,087

Hewlett Packard          Common Stock, 850                  39,555      53,019
 Corporation              shares

Home Depot Inc.          Common Stock, 525 shares           16,373      30,909

Illinois Tool Works Inc. Common Stock, 250 shares            9,175      15,031

Intel Corporation        Common Stock, 700 shares           17,841      49,175

International Paper      Common Stock, 475                  18,726      20,484
 Corporation              shares

Johnson & Johnson        Common Stock, 1,400 shares         71,860      92,225

Kimberly Clark           Common Stock, 1775                 80,664      87,529
 Corporation              shares

MCI Communications       Common Stock, 2,425                70,252     103,819
 Corporation              shares

McDonalds Corporation    Common Stock, 350 shares           16,791      16,713

Medtronic Inc.           Common Stock, 300 shares            8,671      15,750

Merck & Company Inc.     Common Stock, 675 shares           45,524      71,550

Microsoft Corporation    Common Stock, 500 shares           31,088      64,625

Mobil Corporation        Common Stock, 400 shares           21,920      28,875

Motorola Incorporation   Common Stock, 1,200 shares         71,002      68,624

Norfolk Southern         Common Stock, 600                  16,395      18,300
 Corporation              shares

Norwest Corporation      Common Stock, 1,600 shares         37,380      62,000

Proctor & Gamble         Common Stock, 575 shares           26,083      45,892

SBC Communications Inc.  Common Stock, 525 shares           28,234      38,456

                                                           794,689   1,126,467

   Pikeville National Corporation Savings and Employee Stock Ownership Plan

Identity of Issuer,       Description of Investment,
Borrower, Lessor or    Including Maturity Date, Rate of                Current
Similar Party           Interest, Par or Maturity Value      Cost       Value

Common Stock (continued)
United Technologies       Common Stock, 1000               78,724       72,811
 Corporation               shares

Xerox Corporation         Common Stock, 1,025 shares       55,175       75,721

                                                       12,371,023   20,618,425

Total assets held for investment purposes             $17,742,476  $26,118,817

*  Indicates a party-in-interest to the  plan.

 Pikeville National Corporation Savings and Employee Stock Ownership Plan

                    Schedule of Reportable Transactions

                            December 31, 1997

                                                                          Current Value
Identity of                                      Expenses                  of Asset on
  Party      Description   Purchase   Selling   Incurred with    Cost of   Transaction   Net Gain
 Involved     of Assets     Price      Price     Transaction      Asset        Date       (Loss)
Category (iii) transactions - Series of transactions in excess of 5 percent of plan assets.

Community        Common   $1,469,913  $      -   $     480     $1,470,393   $1,456,842     $      -
 Trust            Stock
 Bancorp,
 Inc.

Community        Common
 Trust            Stock            -   815,917          27        578,847      820,792      237,043
 Bancorp,
 Inc.



  There were no category (i), (ii), or (iv) transactions during 1997.
                                                                                                17

                                        Exhibit to the Annual
                                        Report (Form 11-K) of
                                        the Pikeville National
                                        Corporation Savings
                                        and Employee Stock
                                        Ownership Plan for the
                                        year ended December
                                        31, 1997






                CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement on Form S-8 of Community Trust Bancorp, Inc. of our report dated June 22, 1998, with respect to the financial statements of the Pikeville National Corporation Savings and Employee Stock Ownership Plan included in this Annual Report on Form 11-K for the year ended December 31, 1997.


                                        /s/  Ernst & Young LLP





Columbus, Ohio
June 29, 1998
                                                            18

                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Pikeville National Corporation Savings and Employee Stock Ownership Plan


June 22, 1998                                   /s/  Burlin Coleman
                                                     Burlin Coleman
                                                     Chairman & CEO

                                                /s/  Kevin Stumbo
                                                     Kevin Stumbo
                                                     Senior Vice President
                                                     Chief Accounting Officer

                                                /s/  Kenneth R. Earley
                                                     Kenneth R. Earley
                                                     Senior Vice President
                                                     Director of Human Resources